Exhibit A.IV – Curriculums of the Candidates to the position of Member of the Company's Fiscal Council

 (Items 12.5 to 12.10 of Exhibit 24 to CVM Instruction 480/09)

12.5 - Composition and professional experience of members of management, fiscal council and statutory audit committee

Name: Taxpayer No. (CPF)	Date of birth Profession	Management body Position held	Date elected Took office	Mandate Elected by controlling
Other positions and duties for Issuer
If the designated member is an independent member, criterion used by the issuer to determine their independence;Consecutive mandates

José Ronaldo Vilela Rezende	06/07/1962	Fiscal Council	04/28/2017	Until the 2018 AGM
501.889.846-15	Accountant	Fiscal Council (full member) /	05/03/2017 (estimated)
elected by controlling shareholder
Not applicable, since the only position held in the Company is member of the fiscal council.
Board member elected by controlling shareholder
2nd mandate
James Terence Coulter Wright	05/12/1951	Fiscal Council	04/28/2017	Until the 2018 AGM
872.316.898-68	Civil engineer	Fiscal Council (full member) /	05/03/2017 (estimated)
elected by controlling shareholder
Not applicable, since the only position held in the Company is member of the fiscal council.
Board member elected by controlling shareholder
5th mandate
Paulo Assunção de Sousa	08/15/1953	Fiscal Council	04/28/2017	Until the 2018 AGM
588.584.748-72	Banking	Fiscal Council (full member) /	05/03/2017 (estimated)
elected by minority shareholders
Not applicable, since the only position held in the Company is member of the fiscal council.
Independent board member - elected by minority shareholders.
3rd mandate

Vinicius Balbino Bouhid	08/06/1961	Fiscal Council	04/28/2017	Until the 2018 AGM
667.460.867/04	Banking	Board member (alternate) /	05/03/2017 (estimated)	No
elected by minority shareholders
Not applicable, since the only position held in the Company is member of the fiscal council.
Independent board member - elected by minority shareholders.

2nd mandate
Emanuel Sotelino Schifferle	02/27/1940	Fiscal Council	04/28/2017	Until the 2018 AGM
009.251.3 67-00	Engineer	Fiscal council (alternate) / elected	05/03/2017 (estimated)	Yes
by controlling shareholder
Not applicable, since the only position held in the Company is member of the fiscal council.
Board member elected by the controlling shareholder
5th mandate
Ary Waddington	09/25/1932	Fiscal Council	04/28/2017	Until the 2018 AGM
004.469.397-49	Economist	Fiscal council (alternate) / elected	05/03/2017 (estimated)	Yes
by controlling shareholder
Not applicable, since the only position held in the Company is that of fiscal council member.
Board member elected by the controlling shareholder
5th mandate
Professional experience / Declaration of any convictions

José Ronaldo Vilela Rezende – 501.889.846-15

 Over the past five years, he held the following positions with the following companies / institutions for the periods shown: (i) risk management partner of the consulting practice at PricewaterhouseCoopers Brazil from 2005 to 2011, principal activity auditing services; (ii) PricewaterhouseCoopers's Agribusiness industry leader in Brazil (2006-2014) and the Americas (2009-2014); and (iii) PricewaterhouseCoopers partner in charge of delivering Risk Assurance Services (RAS) (related to auditing processes and systems) from 1998. Member of the Brazilian Agribusiness Association (ABAG) and fiscal council member certified by the Brazilian Institute of Governance (IBGC). Bachelor's degree in Accounting from UMA in Belo Horizonte. Master's in Agroenergy from Fundação Getúlio Vargas (FGV) in São Paulo. Designated for the position of fiscal council member. Mr. José Vilela Rezende has declared that, for all legal purposes, he has not in the last five years been subject to the effects of any criminal conviction, any conviction or penalty arising from administrative proceedings before the CVM, or any final verdict in the judicial or administrative sphere, that led to suspension or disqualification from the practice of any professional or commercial activity.

  James Terence Coulter Wright - 872.316.898-68

Over the past five years, he has held the following positions with the following companies / institutions for the periods stated: (i) member of the fiscal council of Fundação Zerrenner from 2006 to 2008; since 2008 he has been a member of the advisory board of this foundation, which is principally engaged in providing free health care and education; and (ii) member of the fiscal council from 2012 to 2014 of Companhia de Bebidas das Américas (Ambev), succeeded by the Company as of January 2, 2014, as described in item 6.3 of this Form. Since 2015 he has been director general of Fundação Instituto de Administração e Negócios (FIA), whose main activity is developing research, consultancy and education projects in all fields of administration, having also been director of FIA from 2010 to 2012. From 2011 to 2013, he was full professor of the Management Department at the School of Economics, Management and Accounting - USP. He holds a master's degree in Engineering Management from Vanderbilt University, USA. Currently holding the position of full member of the fiscal council. Mr. James Terence Coulter Wright has declared that for all legal purposes in the last five years he has not been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM or any final verdict the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity.

   Paulo Assunção de Sousa - 588.584.748-72

Over the past five years he has held the following positions for the periods indicated, the following companies: (i) member of the board of directors of BRF Brasil Foods S.A., from 2012 to 2015, operating in the foodstuffs sector; (ii) director of PREVI pension fund for Banco do Brasil employees and its own employees from 2010-2014; and (iii) member of the board of directors of Neoenergia S.A., which operates in the energy sector, from 2009 to 2011. Bachelor of Law from Universidade de São Paulo. He currently holds the position of member of the fiscal council. Mr. Paulo Assunção de Sousa declared that for all legal purposes he has not in the last five years been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM or any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity.

Vinicius Balbino Bouhid - 667.460.867/04

Over the past five years he has held the following positions in the following companies for the periods stated: (i) statutory director general (CEO) of the London asset management firm BB Securities Ltd. from 2013 to 2015, where he introduced new governance structure with a compliance team and new processes; (ii) executive manager from 2009 to 2013, responsible for corporate governance and private equity at BB Securities Ltd. in London; (iii) member of the board of directors of Banco do Brasil Securities in London from 2013 to 2015; and (iv) Member of the fiscal council of Companhia de Eletricidade do Estado da Bahia (Coelba), which operates in the electricity sector from 2011 to 2013. Holder of a Civil Engineering degree from Universidade de Brasília and an Executive MBA from Universidade de Mato Grosso. Nominated for the position of alternate member of the Company's fiscal council. Mr. Vinicius Balbino Bouhid declared that for all legal purposes in the last five years he has not been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM or any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity.

   Emanuel Sotelino Schifferle - 009.251.367-00

Over the past five years, he has held the following positions in the following companies for the periods stated: (i) managing partner since 1992 of ASPA Assessoria e Participações S/C Ltda., a company whose main activity is advising companies on restructuring, acquisition, negotiating contracts and transitional management, having managed companies under judicial recovery, reorganizing and restructuring companies, and renegotiating contracts among other activities; (ii) member of the fiscal council from 2004 to 2009 of América Latina Logística (ALL), a listed company whose main activity is providing rail and road transportation services; (iii) alternate member of the fiscal council from 2005 to 2014 at Companhia de Bebidas das Américas (Ambev), succeeded by the Company as of January 2, 2014, as described in item 6.3 of this Form; (iv) member of the board of directors from 2007 to 2011 of São Carlos Empreendimentos e Participações S.A., a listed company whose main activity is managing property development projects for itself and third parties; (v) member of the fiscal council since 2008 of Estácio Participações S.A., a listed company whose main activities are development and management of educational activity and institutions; and (vi) member of the fiscal council from 2011 to 2015 of Allis Participações S.A., a publicly listed company whose main business is providing marketing and sales services for various segments. He currently holds the position of alternate member of the fiscal council. Mr. Emanuel Sotelino Schifferle has declared for all legal purposes that in the last five years he has not been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM or any final verdict in the judicial or administrative sphere that led to suspension or disqualification from the practice of any professional or commercial activity.

Ary Waddington - 004.469.397-49

Over the past five years, he has held the position of (i) member of the fiscal council of Companhia de Bebidas das Américas (Ambev), succeeded by the Company as of January 2, 2014, as described in item 6.3 of this Form, from 2005 to 2014; (ii) chair of the fiscal council from 2008 to 2012 of União Química Farmacêutica Nacional S.A., a company engaged principally in the production and development of pharmaceutical products; (iii) the fiscal council of Duke Energy Geração Paranapanema S.A., a listed company engaged chiefly in the generation and sale of electricity, as a full member from 2012 to 2015 and an alternate since 2015; and (iv) chair of the fiscal council since 2008 of Richard Saigh Indústria e Comércio S.A., a company whose main activities are milling wheat and making and marketing wheat flour. He is currently also a partner of business consultants MAW Consultoria e Planejamento Ltda. and RAW Consultoria Econômica Ltda. He is currently an alternate member of the fiscal council. Mr. Ary Waddington has declared that for all legal purposes in the last five years he has not been subject to the effects of any criminal conviction, any conviction or penalty in administrative proceedings before the CVM or any final verdict in the judicial or administrative that led to suspension or disqualification from the practice of any professional or commercial activity.

12.6- For each person who acted as a member of the board of directors or the fiscal council in the last year, state in tabulated format their percentage attendance at meetings held by the respective body in the same period that occurred after taking office.

Fiscal Council	Total meetings held by the respective body since date of taking office*	Member's percentage attendance at meetings held by the respective body in the same period, after taking office
José Ronaldo Vilela Rezende	10	100%
James Terence Coulter Wright	10	100%
Paulo Assunção de Sousa	10	90%
Vinicius Balbino Bouhid	10	90%
Emanuel Sotelino Schifferle	10	90%
Ary Waddington	10	70%

* Meetings held from 05/03/2016 (when all members took office) until 03/24/2017.

12.7 - Provide information mentioned in item 12.5 in relation to members of the statutory committees and of the audit, risk, financial and compensation committees, even if such committees or structures are not statutory.

Not applicable. None of the members designated for the fiscal council are part of any of the Company's committees.

12.8 - For each person who acted as a member of the statutory committees or the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, state in tabular format, their percentage attendance at meetings held by the respective body in the same period that occurred after taking office.

Not applicable. None of the members designated for the fiscal council are part of any of the Company's committees.

12.9 - Any marital, 'stable union' or kinship relationship up to the 2nd degree related to management of the issuer, its subsidiaries or controlling shareholders

a)                  the Company's management:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the fiscal council and its management.

b)                  members of Company's management and its directly and indirectly held subsidiaries:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the fiscal council and managers of the Company's directly or indirectly held subsidiaries

c)                  members of Company's management and its directly or indirectly held subsidiaries:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the  fiscal council and the Company's directly or indirectly controlling shareholders.

d)                  members of Company's management and its directly or indirectly held subsidiaries:

Not applicable, since there are no cases of marital, 'stable union' or kinship relations to the second degree among those nominated for positions as members of the  fiscal council and the management of the Company's directly or indirectly controlling shareholders.

12.10 - Relationships of subordination, providing services or control between management and subsidiaries, controlling shareholders or another

a)                   company directly or indirectly controlled by the Company, except those in which the Company directly or indirectly holds all share capital:

Not applicable, since there are no relations of subordination, service or control maintained in the last three fiscal years, among those nominated for the fiscal council members and those of any company directly or indirectly controlled by the Company, except those in which the Company directly or indirectly holds all share capital.

b)                  directly or indirectly controlling shareholder of the Company:

Fiscal year ended 31 December, 2016

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between managers and related person	Type of related person
Manager of the issuer
James Terence Coulter Wright	872.316.898-68	Subordination	Direct controlling shareholder
Member of the Company's fiscal council
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Fiscal year ended 31 December, 2015

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between managers and related person	Type of related person
Manager of the issuer
James Terence Coulter Wright	872.316.898-68	Subordination	Direct controlling shareholder
Member of the Company's fiscal council
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

Fiscal year ended 31 December, 2014

Identification Position/duties	Taxpayer No. (CPF/CNPJ)	Relationship between managers and related person	Type of related person
Manager of the issuer
James Terence Coulter Wright	872.316.898-68	Subordination	Direct controlling shareholder
Member of the Company's fiscal council
Related Person
Fundação Zerrenner	60.480.480/0001-67
Member of the Board of Directors of Fundação Zerrenner.
Note
N/A

c)                   if material, supplier, client, debtor or creditor of the Company, its subsidiaries or parent companies or subsidiaries of any of these persons, if material:

Not applicable, since there are no relations of subordination, service or control maintained in the last three fiscal years among those nominated for the Company's fiscal council member positions and any supplier, client, debtor or creditor of the Company, its subsidiaries or controlling shareholders or subsidiaries of any of these persons.